FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* MOSSO, JOSEPH A.	2. Issuer Name and Tickler or Trading Symbol CNAF/COMMERCIAL NATIONAL FINANCIAL CORPORATION					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner
							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 304 ST. JOHN DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year DECEMBER/2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(Street) LATROBE, PA 15650							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I —Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
COMMON STOCK, PAR VALUE $2.00	12/05/2002	P		840	A	$22.50	25,580	D
				500	A	$22.48

FORM 4 (continued)		Table II `Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

 **Signature of
Reporting Person

 Date

 Reminder: Report on a separate line
for each class of securities beneficially owned directly or
indirectly.

 *

 If the form is filed by more than
one reporting person, see Instruction 4(b)(v).

 **

 Intentional misstatements or
omissions of facts constitute Federal Criminal
Violations.

 See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note:

 File three copies of this Form, one
of which must be manually signed. If space is insufficient,
see Instruction 6 for procedure.